November 9, 2006

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn: Peggy Fisher

  Re:
  XTENT, Inc.
  Amendment No. 3 to Form S-1
  File No. 333-136371

Dear Ms. Fisher:

On behalf of XTENT, Inc. ("XTENT," or the "Company"), we are responding to the Staff's letter dated October 20, 2006, relating to XTENT's Amendment No. 2 to Form S-1 as filed with the Commission on October 6, 2006. XTENT is filing pre-effective Amendment No. 3 to the Registration Statement with this response letter. All page numbers below refer to Amendment No. 3. For your convenience, we are sending copies of this letter, a version of Amendment No. 3 that is marked to show changes from Amendment No. 2 and various supplemental materials to you and to Eduardo Aleman. The Company has the following responses to the Staff's comments in its letter. For ease of reference, we have repeated the Staff's comments below with bold face type before each of our responses.

Summary, page 2

1.
We note your revised disclosure in response to comment 2 in our letter to you dated September 26, 2006. Your disclosure states only that the use of bare metal stents has increased, but does not state clearly that some cardiac centers have reduced the use of drug-coated stents.

In response to the Staff's comment, XTENT has revised the disclosures on pages 2 and 57 of the prospectus.

Risk Factors, page 9

2.
Add a separate risk factor addressing the risks to your business resulting from the fact that the Food and Drug Administration has convened a panel to examine potential risks of heart attacks or thrombosis from the use of drug coated stents.

In response to the Staff's comment, XTENT has added a new risk factor that begins on page 11 and revised the risk factor on page 14 of the prospectus.

Stock-Based Compensation, page 49

3.
We note the revised disclosure on pages 49-52 provided in response to prior comment 4. With respect to the use of the linear progression model, you state that you determined there were no significant valuation milestones during the period. Further, you state that no single event during the period contributed to the increase in the fair value of your common stock, but that the combination of many individual factors during the period contributed to the increased value of your common stock. Please address the following:

•
Revise the filing to refocus the discussion on the various individual factors that contributed to the increased value of your common stock. As we note that these events did not occur in a linear fashion, explain to investors how the timing of these events impact the value of your company's stock.

  •
  We note that you have contemplated the first phase of your clinical trials, you are currently enrolling and conducting your CUSTOM II clinical trials and you are initiating your CUSTOM III clinical trial. Tell us why you do not consider these events to be significant milestones and events that have added value to the company's common stock.

  •
  Otherwise, in light of your statement that there have not been any significant valuation milestones during the period, please explain to us the specific factors that have caused the estimated fair value of your common stock to increase significantly from $.83 per share in February 2005 to $6.16 at July 31, 2006.

In response to the Staff's comment, XTENT has revised the disclosures on pages 50 to 53 of the prospectus.

4.
We note your response to prior comment 7. We reissue the prior comment in its entirety.

In response to the Staff's comment, XTENT acknowledges that the Staff may have additional comments relating to share-based compensation matters after reviewing the amendment which includes the offering price of your common stock.

5.
Please be advised that comments on your confidential treatment request will be sent in a separate letter and should be resolved prior to requesting acceleration of effectiveness.

In response to the Staff's comment, XTENT acknowledges receipt of your comments on its confidential treatment request and will revise its request for confidential treatment prior to requesting acceleration of effectiveness.

6.
We note that certain exhibits will be filed by amendment. We may have further comments once you file these exhibits.

In response to the Staff's comment, XTENT acknowledges that the Staff may have additional comments relating to exhibits that XTENT is filing with this Amendment No. 3 and plans to file with other amendments.

We would very much appreciate the Staff's prompt review of this amendment. Should you have any additional questions, please call me at (650) 354-4115 or my associate, Philip H. Oettinger at (650) 565-3564.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ J. CASEY MCGLYNN
J. Casey McGlynn
Cc:
Gregory Casciaro
Eduardo Aleman
Martin James
Kevin Vaughn